Exhibit 11.4

RETO ECO-SOLUTIONS, INC.
CHARTER OF THE
COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

1. Purpose

The Compensation Committee (the “Committee”) of ReTo Eco-Solutions, Inc., (the “Company”) is appointed by the Board of Directors (the “Board”) upon the recommendation of the Corporate Governance Committee to discharge the Board’s responsibilities relating to the compensation of the Company’s directors and officers. The Committee has overall responsibility for administering all of the Company’s compensation plans, policies and programs.

The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement in accordance with the applicable rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”).

2. Composition

The Committee shall be comprised of no less than three directors, the exact number to be determined by the Board of Directors. Each member of the Committee shall be independent in accordance with the provisions of Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as from time to time in effect.

In addition, each member of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

The members of the Committee shall be appointed and removed by the Board on the recommendation of the Nominating/Corporate Governance Committee. The members of the Committee shall designate a chairman.

3. Meetings

The Committee shall meet at least one (1) time annually and more frequently if circumstances dictate or if the Committee so determines. The Committee shall also meet at least annually with the executive officers of the Company and other members of management in separate executive sessions to discuss any matters that the Committee or any of these persons believe should be discussed privately. The Committee shall set its own rules of procedure and may delegate authority to subcommittees of its members. The Committee shall keep minutes of its actions.

4. Committee Authority and Responsibilities

A. The Committee shall conduct its activities in accordance with the policies and principles set forth in the Company’s Corporate Governance Principles.

B. The Committee shall have all the powers of administration under all of the Company’s employee benefit plans, including any stock compensation plans, bonus plans, retirement plans, stock purchase plans, and medical, dental and other insurance plans. In connection therewith, the Committee shall determine, subject to the provision of the Company’s plans, the directors, officers and employees of the Company eligible to participate in any of the plans, the extent of such participation, and the terms and conditions under which benefits may be vested, received or exercised.

C. The Committee shall establish a general compensation policy for the Company; shall (subject to any delegated authority) approve increases in directors’ fees and shall approve increases in salaries paid to executive officers of the Company. Consistent with this philosophy, the Committee shall annually review and approve corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer, Chief Financial Officer, and other executive officers and key employees, evaluate the performance of such persons in light of those goals and objectives, and approve the compensation levels of such persons based on this evaluation. The CEO cannot and will not be present during any voting or deliberations of his compensation. In determining the long-term incentive component of compensation, the Committee shall consider the Company’s performance and relative shareholder return, the value of similar incentive awards to persons with similar titles and/or responsibilities at comparable companies, the awards given to such persons in comparable companies in past years, and such other matters as the Committee may deem relevant.

D. The Committee shall give consideration to the development and succession of senior executive officers and shall consider potential successors to the Chief Executive Officer.

E. The Committee shall report to the Board at least annually and more frequently as circumstances dictate.

F. The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the compensation consultant. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside legal counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside legal counsel and any other advisors. However, the Committee shall not be required to implement or act consistently with the advice or recommendations of its compensation consultant, legal counsel or other advisor to the compensation committee, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties under this Charter. The compensation consultant(s), outside counsel and any other advisors retained by, or providing advice to, the Committee (other than the Company's in-house counsel) shall be independent as determined in the discretion of the Committee after considering the factors specified in Nasdaq Rule 5603(d)(3). In retaining or seeking advice from compensation consultants, outside counsel and other advisors (other than the Company's in-house counsel), the Committee must take into consideration the factors specified in Rule 5605(d)(3).

G. The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

H. To the extent that the Company’s securities continue to be listed on an exchange and subject to Rule 10D-1 (the “Rule”) under the Exchange Act, the Committee shall, with the assistance of management, advise the Board and any other Board committees if the clawback provisions of the Rule are triggered based upon a financial statement restatement or other financial statement change.

I. The Committee shall also have such additional authority to assume additional responsibilities and take additional actions as may be delegated to it by the Board of Directors.

5. Annual Performance Evaluation

The Committee shall conduct an annual self-evaluation to determine whether it is functioning effectively. The Committee shall solicit comments from all directors and report annually to the Board with an assessment of the Committee’s performance. This assessment shall be discussed with the full Board following the end of each fiscal year. This assessment shall focus on the Committee’s contribution to the Company and specifically focus on areas in which the Board or management believes the Committee could improve.